Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at October 31, 2012.

As at October 31, 2012
(in millions of Canadian dollars)
Subordinated Debt	4,093

Capital Trust Securities(1)
BMO Tier 1 Notes-Series A	462

Total Equity
Preferred Shares(2)	2,465
Common Shares	11,957
Contributed Surplus	213
Retained Earnings	13,540
Accumulated Other Comprehensive Income	480

Total Shareholders’ Equity	28,655
Non-controlling Interest in Subsidiaries	1,435

Total Equity	30,090

Total Capitalization	34,645

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 18 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2012.

(2)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 5, 13, 14, 15, 16, 18, 21, 23 and 25. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2012.